

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 13, 2009

Ms. Deanna H. Lund
Chief Financial Officer
Kratos Defense & Security Solutions, Inc.
4810 Eastgate Mall
San Diego, CA 92121

> **Re:** **Kratos Defense & Security Solutions, Inc.**
> **Form 10-K for Fiscal Year Ended December 28, 2008**
> **Filed March 10, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended March 29, 2009**
> **File No. 0-27231**

Dear Ms. Lund:

We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 28, 2008

Note 2. Goodwill and Other Intangible Assets, page 92

1.   Tell us how you have defined your reporting units, under SFAS 142 and related guidance.

Note 5. Acquistions, page 99

Digital Fusion, Inc.

2.   Tell us and disclose, in future filings, a description of the type and amount of
        liabilities assumed and included in the acquisition cost allocation for costs to exit
        activities or to involuntarily terminate or relocate employees of DFI.

Form 10-Q for Fiscal Quarter Ended March 29, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 31

3.   We note that you took significant goodwill impairment charges in the fourth
        quarter of fiscal 2008 and the first quarter of 2009. You state at page 44 of the
        Form 10-K that you believe the charge does not affect your normal business
        operations. In addition, you state at page 36 of the Form 10-Q that the most
        recent charge is primarily driven by adverse equity market conditions. We
        believe that you should expand your MD&A to discuss your expectations
        regarding your future operating results and liquidity in light of taking an
        impairment charge. You should clearly explain to your investors, if true, that you
        expect that historical operating results will not be indicative of future operating
        results. You should also discuss the primary drivers in your assumptions that
        resulted in the goodwill impairment charge. For instance, did you significantly
        reduce projected future revenues or net cash flows or increase the discount rates?
        In addition, discuss whether and when you considered a recovery of the economy
        in your cash flow projections.

4.   We note that goodwill accounted for 43% of total assets as of March 29, 2009.
        We note that revenues have declined (on a pro forma basis after considering
        recent acquisitions) and you continue to report operating losses. As a result of
        your impairment tests of your reporting units as of December 28, 2008 and
        February 28, 2009, you determined that a portion of your goodwill balance was
        not impaired. In light of the significance of your goodwill balance and your
        impairment charge, we expect robust and comprehensive disclosure in your
        critical accounting policies regarding your impairment testing policy. This
        disclosure should provide investors with sufficient information about
        management's insights and assumptions with regard to the recoverability of
        goodwill. Specifically, we believe you should provide the following information:

        •   Provide a more detailed description of the steps you perform to review
            goodwill for recoverability.

- Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis. For example, you should disclose the discount rate and how it was determined, including your consideration of any market risk premiums. In this regard, it is unclear to us why your determination of the weighted average cost of capital, as described at page 59 of your Form 10-K, does not consider data of market participants, as represented by comparable companies.

  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

  a) Provide a discussion of your projected growth rates as compared to historical growth.
  b) Discuss the reasons for the differences between projected and historical rates and the effect of the current economic conditions on your assumptions.
  c) Provide a sensitivity analysis for your most recent impairment test. Disclose the impact of reasonably likely changes in each of your significant assumptions.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director